March 13, 2013

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Resource Real Estate Diversified Income Fund

File Numbers: 333-183982, 811-22749

Dear Ms. Browning:

On behalf of the Resource Real Estate Diversified Income Fund (the "Fund"), this letter responds to oral comments you provided on behalf of the staff of the Securities and Exchange Commission (the “Staff") on March 8, 2013, with respect to Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, filed on March 7, 2013.  The Fund received a Notice of Effectiveness from the Securities and Exchange Commission on March 11, 2013.  You have requested that the Fund incorporate the Staff’s comments, set forth below, in the Fund’s prospectus and Statement of Additional Information to be filed pursuant to Rule 497 of the Securities Act of 1933 (“Rule 497 Filing”).  The Fund anticipates submitting its Rule 497 Filing on or about March 15, 2013.

Each comment of the Staff is set forth below and immediately is followed by the response of the Fund, which the Fund has authorized Thompson Hine LLP to make on its behalf.

Prospectus

1.

Please revise the footnotes accompanying the expense table as appropriate to disclose that “Other Expenses” are based on estimated amounts for the current fiscal year and “Interest Payments on Borrowed Funds” are estimated for the initial 12 months.

Response:   The Fund will revise the disclosure as requested.

2.

Please revise footnote 2 of the expense table to disclose that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Response:   The Fund will revise the disclosure as requested.

3.

Please revise footnote 3 of the expense table to provide that the Expense Limitation Agreement will remain in effect at least until April 30, 2014.

Response:  The Fund will revise the disclosure as requested.

4.

Please revise the disclosure on the cover page of the prospectus to clarify that an investor may be unable to reduce exposure during a market downturn.

Response:  The Fund will revise the disclosure to state:  “Accordingly, regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.”

Statement of Additional Information

5.

Please revise the disclosure regarding short selling to better reconcile the first and second sentences.  Also, please include a description of the concept of short selling.

Response:  The Fund will revise the “Short Selling” disclosure as follows:

Short Selling

A short sale is a transaction in which the Fund sells securities it has borrowed in anticipation of a decline in the market price of the securities.  The Fund has no current intent to sell securities short.  However, should the Fund later engage in short selling, the Fund would do so only for hedging purposes.

* * *

The Fund has authorized us to convey to you that the Fund acknowledges:

•

The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings;

80894.3	2

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

80894.3	3